EXHIBIT 21.1
SUBSIDIARIES OF THE REGISTRANT

State of Incorporation

Community First Bank & Trust	Tennessee
Community First Capital Trust I	Delaware
Community First Capital Trust II	Delaware
Community First Capital Trust III	Delaware
SUBSIDIARIES OF COMMUNITY FIRST BANK & TRUST

State of Incorporation

Community First Title, Inc.	Tennessee
CFBT Investments, Inc.	Nevada
Community First Properties, Inc.	Maryland